John Hancock Place Post Office Box 111 Boston, Massachusetts 02117 (617) 572-0320 Fax: (617) 572-9161 E-mail: pminella@jhancock.com Paula J. Minella AVP and Senior Counsel

VIA EDGAR

July 10, 2018

Sonny Oh, Esq.

Division of Investment Management

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

Re: Amendment to Registration Statement of John Hancock Life Insurance Company

(U.S.A.) (“Depositor”) and Separate Account A (“Registrant”)

File Nos. 811-4834, 333-217721 CIK No.: 0000801019

(ACCESSION NUMBER: 0001193125-18-214671)

Mr. Oh:

Pursuant to Rule 477(a) under the Securities Act of 1933 (“1933 Act”), the Depositor and the Registrant hereby request withdrawal of Registrant’s Post-Effect Amendment No. 5 under the 1933 Act and amendment No. 89 under the Investment Company Act of 1940, to the above-referenced N-6 registration statement, filed with the Commission as a 485BPOS submission on July 9, 2018.

The purpose of the amendment was to add a supplement to the prospectus contained in the registration statement to describe a new Long Term Care rider. Due to administrative error, we are requesting that this amendment be withdrawn.

The Registrant and Depositor confirm that: (i) no securities have been sold in reliance on the amendment or the supplement contained therein; and (ii) no preliminary prospectus disclosure contained in the Post-Effective Amendment has been distributed.

Thank you for your attention to this matter. Please contact me should you have any questions or require additional information.

Sincerely,

/s/ Paula J. Minella